

Mail Stop 3030

September 28, 2016

Via E-mail
Brent A. Moen
Chief Financial Officer
Entellus Medical, Inc.
3600 Holly Lane North, Suite 40
Plymouth, Minnesota 55447

Re: **Entellus Medical, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 25, 2016
File No. 001-36814

Dear Mr. Moen:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery